Michael J. Minahan 617.570.1021 mminahan @goodwinprocter.com	Goodwin Procter LLP Counsellors at Law Exchange Place Boston, MA 02109 T: 617.570.1000 F: 617.523.1231

September 11, 2014

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4561

Attn: Barbara C. Jacobs, Assistant Director

Re:	TripAdvisor, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2013

Filed February 11, 2014

File No. 001-35362

Ladies and Gentlemen:

This letter is being furnished on behalf of TripAdvisor, Inc. (the “Company”) in response to comments contained in the letter dated August 21, 2014 (the “Letter”) from Barbara C. Jacobs of the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) to Julie M.B. Bradley, Chief Financial Officer of the Company, with respect to the Company’s Annual Report on Form 10-K for the Fiscal Year Ended December 31, 2013 (File No. 001-35362) that was filed with the Commission on February 11, 2014 (the “Form 10-K”). The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. The Company has acknowledged to us that it is responsible for the accuracy and adequacy of the disclosures made in the Form 10-K and it has authorized this firm to respond to the Letter as follows:

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 21

1.	Please refer to prior comment 3 in our letter dated June 25, 2014. In your response, you indicate that employees other than Mr. Kaufer, Ms. Bradley and Mr. Kalvert “do not have the authority to formulate policy or make major decisions on behalf of the company.” You appear to conclude on that basis that none of these individuals is an executive officer within the definition of Exchange Act Rule 3b-7. Please note that Rule 3b-7 does not require that a vice president of a business unit, division, or function also have policy making functions. A vice president in charge of a principal unit would be considered an executive officer under the rule, irrespective of whether he or she performs a policy making function. In your response, please provide us with your analysis as to whether any of the other individuals listed on your investor relations website under “Corporate Governance – Management” or other individuals who were serving in such roles as of December 31, 2013 was an executive officer within the meaning of Rule 3b-7.

United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Barbara C. Jacobs

September 11, 2014

On an annual basis, the Company evaluates the roles and responsibilities of its various officers and key employees and, specifically, the Company confirms whether any of those individuals meets the standards to be an executive officer pursuant to Rule 3b-7 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Under Rule 3b-7, an “executive officer” means a company’s “president, any vice president of the registrant in charge of a principal business unit, division or function (such as sales, administration or finance), any other officer who performs a policy making function, or any other person who performs similar policy making functions for the registrant.”

In conducting its analysis, the Company did consider the other individuals listed on the Company’s investor relations website under “Corporate Governance – Management.” Each such person’s role was reviewed with respect to, not only his or her involvement in setting policy and authority to make strategic and material operating decisions, but also his or her authority to (i) enter into significant contracts, (ii) make staffing or hiring decisions, (iii) make compensation decisions, (iv) make capital expenditures, and (v) prepare or manage budgets, in each case without the approval of the Company’s Chief Executive Officer or Chief Financial Officer. The Company also considered the Company’s reporting structure and the role of Mr. Kaufer. At the time of the filing of the Form 10-K, Mr. Kaufer was in direct control of and actively managed all aspects of the Company’s business operations in his role as the President and Chief Executive Officer, except for certain specialized areas such as finance and legal functions. Therefore, the Company determined that the only “executive officers” of the Company, as defined in Rule 3b-7 under the Exchange Act, were the Company’s Chief Executive Officer, Chief Financial Officer and General Counsel.

The Company intends to re-evaluate the roles and responsibilities of its various officers and key employees in connection with the preparation of its periodic reports for the year ending December 31, 2014. The Company will take into account, among other things, the factors mentioned above as well as the recent comment letters from the Staff. The Company will also take into account the then current reporting structure, particularly as the Company continues to grow through new product introductions and acquisitions and the roles and responsibilities of its various officers and key employees evolve.

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United States Securities and Exchange Commission

Division of Corporation Finance

Attention: Barbara C. Jacobs

September 11, 2014

If you require additional information, please telephone the undersigned at (617) 570-1021.

Sincerely,

/s/ Michael J. Minahan, Esq.

Michael J. Minahan, Esq.

cc:	Julie M.B. Bradley, Chief Financial Officer, TripAdvisor, Inc.

Seth Kalvert, SVP and General Counsel, TripAdvisor, Inc.

Linda C. Frazier, VP and Associate General Counsel, TripAdvisor, Inc.